Quest Capital Corp.

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
(Unaudited)

March 31, 2006

Quest Capital Corp.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Unaudited)

	March 31,	December 31,
	2006	2005
Assets
Cash and cash equivalents	$18,783	$33,739
Marketable securities (note 6)	672	945
Loans (note 6 and 7)	160,141	124,551
Investments (note 6)	14,677	17,117
Future tax asset	6,500	6,488
Restricted cash	3,791	2,265
Prepaid and other receivable	685	739
Resource and fixed assets	676	700
Other assets (note 6)	2,135	2,008
Assets held for disposition (note 5)	-	1,051
	$208,060	$189,603
Liabilities
Accounts payable and accrued liabilities	$5,245	$4,192
Dividend payable	-	3,518
Deferred interest and loan fees	2,446	1,685
Asset retirement obligation	1,308	1,884
Liabilities and provision for loss on assets held for disposition
(note 5)	-	730
	8,999	12,009
Shareholders’ Equity
Share capital (note 8)	152,191	138,891
Contributed capital (note 8)	6,908	6,772
Retained earnings	38,767	30,739
Currency translation adjustment	1,195	1,192
	199,061	177,594
	$208,060	$189,603
Contingencies and commitments (note 7 and 10)

Approved by the Board of Directors
“Bob Buchan”	Director	“A. Murray Sinclair”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
(Expressed in thousands of Canadian dollars)
(Unaudited)

Three months ended March 31

	2006	2005
Retained earnings - Beginning of period	$30,739	$10,706

Net earnings for the period	8,028	3,311

Retained earnings – End of period	$38,767	$14,017

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

Three months ended March 31

	2006	2005

Interest and related fees	$5,798	$3,452

Non-interest income
Management and finder’s fees	1,251	415
Marketable securities trading gains	1,738	370
Realized gains and writedowns of investments	2,956	417
Other income	16	-

	5,961	1,202

Total interest and non-interest income	11,759	4,654

Expenses and other
Salaries and benefits	668	350
Bonuses	1,600	400
Stock-based compensation	136	406
Office and other	198	145
Legal and professional services	467	103
Regulatory and shareholder relations	264	58
Director’s fees	88	40
Foreign exchange gain	(1)	(7)
Other expenses relating to resource properties	24	118
Writedown, gains adjustment to reclamation provision and settlement of
Australian operations	-	(270)

	3,444	1,343

Earnings before income taxes	8,315	3,311

Provision for income taxes	287	-

Net earnings for the period	$8,028	$3,311

Earnings per share
Basic	$0.065	$0.037
Fully diluted	$0.064	$0.036

Weighted average number of shares outstanding
Basic	122,932,235	90,465,568
Fully diluted	126,053,811	92,270,620

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

Three months ended March 31

	2006	2005
Cash flows from operating activities
Net earnings for the period	$8,028	$3,311
Adjustments to determine net cash flows relating to operating items
Future tax asset	(12)	-
Stock-based compensation	136	406
Amortization of deferred interest and loan fees	(945)	(835)
Marketable securities trading gains	(1,738)	(370)
Realized gains and writedowns of investments	(2,956)	(417)
Depreciation	27	17
Other expenses relating to resource properties	34	(189)
Other assets and investments received as finder’s fees	(394)	-
Deferred interest and loans fees received	1,232	673
Activity in marketable securities held for trading
Purchases	(557)	-
Proceeds on sales	3,044	936
Expenditures for reclamation and closure	(593)	(594)
Changes in receivables and other receivables	51	107
Changes in accounts payables and accrued liabilities	1,051	(2,799)

	6,408	246

Cash flows from financing activities
Proceeds from shares issued	13,300	-
Dividend payment	(3,518)	-
Proceeds from short-term debt	-	3,000

	9,782	3,000

Cash flows from investing activities
Activity in loans
Net (increase) decrease in loans	(35,578)	(9,298)
Net (increase) decrease in convertible debentures	-	(16)
Activity in investments
Purchases	(278)	(1,478)
Proceeds on sales	6,220	1,196
Change in restricted cash	(1,523)	5,632
Cash transferred to purchaser of resource property	-	(2,546)
Expenditures on resource and fixed assets	(13)	-

	(31,172)	(6,510)

Foreign exchange loss on cash held in a
foreign subsidiary	26	125

Increase (decrease) in cash and cash equivalents	(14,956)	(3,139)

Cash and cash equivalents - Beginning of period	33,739	6,607

Cash and cash equivalents - End of period	$18,783	$3,468

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

1	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings of up to approximately $35.0 million. The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited annual financial statements and notes.

3	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s annual financial statements. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Property.

4	Change in accounting policies

No new accounting policies have been adopted during the three months ended March 31, 2006.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

5	Assets and liabilities and provision for loss on assets

In November 2005, Lara Exploration Ltd. (“Lara”), in which the Company had a 66% interest, agreed to acquire a private Brazilian company that holds the rights to nine prospective gold, nickel, copper and zinc properties in Brazil. In return for the assignment of the shares of the private Brazilian company to Lara, the Company agreed to transfer its 3,000,000 escrow shares of Lara to the shareholders of the private Brazilian company for nominal consideration. On completion of the transaction and a concurrent private placement by Lara, the Company holds approximately 9% of the outstanding shares of Lara and ceased to exercise control or significant influence of Lara. This transaction was completed in February 2006 and the Company’s remaining investment has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Assets held for disposition	$1,051
Liabilities and provision for loss on assets held for disposition	730
Remaining investment	$321

6	Financial instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables, and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value of the Company’s remaining financial assets and liabilities is as follows:

		March 31,		December 31,
		2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value
Marketable securities	$672	1,060	$945	1,168
Loans and convertible
debentures	160,141	160,141	124,551	124,551
Investments	14,677	28,617	17,117	24,430
Other assets	1,729	1,729	1,601	1,601

Marketable securities and investments represent shares in publicly traded companies. The fair value represents the quoted trading price of the shares. The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture. Fair value is then considered to be the quoted trading price of the underlying security. Financial instruments included in other assets include securities and investments in capital pool companies which are restricted from trading and are carried at cost.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

7	Loans and convertible debentures

a)

Loans are repayable over various terms up to 28 months from March 31, 2006, and bear interest at a fixed rate of between 8.75% and 15% before commitment and other fees. Marketable securities, real property, corporate or personal guarantees generally are pledged as security. At March 31, 2006, the composition of the loan portfolio was 90% mortgages, 4% in the energy sector, and 6% in other types of companies. The convertible debenture interest rate is 8% and due September 2006.

Loan and convertible debenture analysis as at March 31, 2006 is as follows:

		Specific	Carrying
	Term loans	allowance	amount
Unimpaired loans	$152,881	$-	$152,881
Impaired loans	7,203	337	6,866
	$160,084	$337	$159,747
Convertible debentures	594	200	394
	$160,678	$537	$160,141

As at March 31, 2006, 70% of the Company’s loan portfolio is due within a year. At March 31, 2006, loans and convertible debentures of $394,000 (2005 - $2,810,000) net of allowances were in U.S. dollars. Accordingly, the Company is exposed to foreign currency risk in this regard.

b)	The Company monitors the repayment ability of borrowers and the value of underlying security.

Certain of the Company’s loans are in arrears and realization by the Company on its security may result in a shortfall. In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company has recorded an allowance for losses as follows:

March 31,
2006
Balance - Beginning of period	$537
Add
Specific provision for the period	-
Balance - End of period	$537

c)

At March 31, 2006, the Company has also entered into agreements to advance funds of $7.6 million (includes $1.5 million provided in the form of a letter of credit which has been classified as “restricted cash”) of which the Company expects to syndicate $530,000. Advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

8	Share capital

	a)	Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

	b)	Shares issued and outstanding

	Number of
	shares	Amount
Common shares
Opening balance – January 1, 2006	119,265,568	$138,891
Issued on exercise of warrants	8,833,335	13,300
Ending balance – March 31, 2006	128,098,903	$152,191

c)	Warrants issued and outstanding

			Exercise
		Number of	price per
		warrants	share	Expiry date

Common shares
Opening balance comprised of:	$		-
Issued pursuant to a private placement		8,333,335	1.50	June 30, 2008
Issued pursuant to a private placement		500,000	1.60	October 20, 2008

Exercised		(8,333,335)	1.50
Exercised		(500,000)	1.60

Ending balance –March 31, 2006		-

d)	Compensation options issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance comprised of:	-	-
Issued pursuant to a private placement	1,110,000	$2.30	August 23, 2007
Issued pursuant to a private placement	48,000	2.30	October 26, 2007

Ending balance – March 31, 2006	1,158,000

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the three months ended March 31, 2006, the change in stock options outstanding was as follows:

		Weighted
	Number of	average
	shares	share price

Common shares
Opening balance	9,563,333	$1.91
Granted	350,000	2.64

Closing balance	9,913,333	$1.99

Options exercisable	8,420,364	$1.94

The following table summarizes information about stock options outstanding and exercisable at March 31, 2006:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contracted	exercise	Options	exercise
exercise prices	outstanding	life	price	exercisable	price
		(years)

$0.81	113,333	1.50	$0.81	113,333	$0.81
$1.51	300,000	3.30	1.51	290,625	1.46
$1.80 to 1.95	7,900,000	2.79	1.95	7,487,500	1.95
$2.30 to 2.64	1,600,000	4.70	2.37	528,906	2.36

	9,913,333	3.10	$1.99	8,420,364	$1.94

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

f)	Contributed capital

Opening balance	$6,772
Stock-based compensation	136

Ending balance	$6,908

The fair values of options for the three months ended March 31, 2006 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	3.50%
Expected life of options	2.5 years
Expected stock price volatility	30%
Expected dividend yield	2.75%
Weighted average fair value of options	$ 0.50

9	Related party transactions

a)

For the three months ended March 31, 2006, the Company received $262,000 (2005 - $293,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $480,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

b)

Loans and convertible debentures include $5.7 million in amounts due from parties related by virtue of having certain directors and officers in common. The Company often requires the ability to nominate at least one member to the board of directors of a company to which it provides a loan. The nominee may be an employee, officer or director of the Company and accordingly, the borrower has been considered related to the Company. During the three months ended March 31, 2006, the Company received $376,000 (2005 - $441,000) in interest and fees from parties related by virtue of having certain directors and officers in common. During the three months ended March 31, 2006, the Company has made no additional provision for losses on loans and convertible debentures from parties related by virtue of having certain directors in common.

c)

For the three months ended March 31, 2006, the Company received $12,000 (2005-$11,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

d)

Marketable securities and investments include $12.8 million of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the three months ended March 31, 2006, the Company recorded a gain on disposal of securities of $3.6 million (2005 - $377,000) from parties related by virtue of having certain directors and officers in common.

e)	Included in accounts payable is $3.3 million due to officers for bonuses and salaries payable.

10	Contingencies and commitments

	a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture to ensure compliance with reclamation and other environmental agreements.

b)

On March 22, 2002, Quest Investment Corporation, a predecessor of the Company, and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

	c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2006	$462,000
2007	307,000
2008	230,000
2009	230,000
2010	154,000

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

11	Supplemental cash flow information

Non-cash operating, financing and investing activities

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2006	2005

Marketable securities and investments received as
loan fees	475	749
Other assets and investments received as finder’s
fees	394	34
Loans and debentures settled with shares	-	4,516
Shares received as consideration for sale
of resource property	-	1,800

12	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada. The Company has recognized a future tax asset to the extent that the amount is more likely than not be realized from future earnings.

The provision for (recovery of) income taxes consists of the following:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2006	2005
Current
Canada	$299	$-
United States	-	-

Total current expenses	299	-

Future
Canada	(12)	-
United States	-	-

Total future recovery	(12)	-

Total (recovery of) provision for income taxes	$287	$-

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Three months ended March 31, 2006 and 2005

13	Subsequent events

On April 6, 2006, the Company entered into a binding agreement with a syndicate of underwriters which agreed to purchase, on a bought-deal basis, 15,625,000 common shares of the Company at a purchase price of $3.20 per common share, for total gross proceeds of $50 million. The underwriters also have an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 2,343,750 shares to cover over-allotments and for market-stabilization purposes. This offering is expected to close on April 27, 2006.